January 20, 2006
VIA EDGAR
Cecilia D. Blye
Chief
Securities and Exchange Commission
Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549-5546

RE:	Baker Hughes Incorporated
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 1, 2005
Form 10-Q for Quarter Ended September 30, 2005
Filed October 28, 2005
File No. 001-09397
Dear Ms. Blye,
          We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated December 29, 2005 regarding the filings listed above by Baker Hughes Incorporated. (References used herein to the “Company” or “Baker Hughes” include any or all of Baker Hughes Incorporated or its subsidiaries.) In our telephone conversation with James Lopez on January 10, 2006, he granted the Company an extension to respond to the Staff’s letter until January 20, 2006. Our responses repeat the captions and comments contained in the Staff’s December 29, 2005 letter, and we have numbered them to correspond to the comment numbers in the Staff’s letter. A copy of the Staff’s letter is attached to the courtesy copy of this letter for your reference.
          The Company appreciates the purpose of the Staff’s review process. Based on our review of the Staff’s letter, the Company believes this reply responds to the information the Staff has requested. Our reporting philosophy and policy is to comply with the applicable disclosure requirements and have clear, accurate and meaningful filings. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation.
General
1. We note from the last paragraph on page 21 of your Form 10-Q for the quarter ended September 30, 2005 that your “independent foreign subsidiaries initiated a process to prohibit any business activity that directly or indirectly involves or facilitates transactions in Iran, Sudan or with their governments, including government-controlled companies operating outside of these countries.” We also note media statements indicating that you have operations in Iran, and may have operations in Syria. Please describe for us the nature and extent of your current, historical and anticipated operations in, or contact with, Iran, Sudan and Syria, including the approximate amount of related annual revenues and assets, whether through independent or dependent subsidiaries, joint ventures, affiliates or other direct or indirect arrangements.
          The nature of the Company’s operations is the provision of oilfield products and services to the global petroleum industry. The Company has conducted certain of these operations in or with Iran, Sudan and Syria. In accordance with U.S. law, only independent, foreign subsidiaries of the Company have conducted operations in Iran, in Sudan or with their governments, and the Company only exports or reexports goods, software or technologies to Syria that either are of foreign origin or that are properly authorized or licensed by the U.S. government.
          For the fiscal years 2003 and 2004 and the first nine months of 2005, revenues for all operations in or with Iran, Sudan and Syria were approximately $90 million, $105 million and $94 million, respectively, which represented approximately 1.7%, 1.7% and 1.8% of the consolidated revenue of the Company during each of those periods, respectively. At the end of those same periods, the approximate book value of the Company’s assets in Iran, Sudan and Syria was $32 million, $49 million and $37 million, respectively, which represented less than 1% of the Company’s total assets at the end of each period. The Company holds a minority interest in a joint venture that has international operations. The joint venture indicated that it does not currently have, and did not have during 2003, 2004 or 2005, operations in or with Iran or Syria. The joint venture indicated that its independent, foreign subsidiaries have conducted and do conduct certain operations in Sudan. However, the Company’s beneficial interest in the revenue and assets related to the joint venture’s operations in Sudan is not material to the Company.
          The revenues and earnings from these operations, individually or in the aggregate, are not a significant element of income or loss for the Company, and, therefore, these activities are not material to the Company. In compliance with certain SEC mandated disclosure rules and Generally Accepted Accounting Principles, the Company does report revenues and assets for an individual foreign country, if material, and revenues and assets for all foreign countries, in total, in the notes to its audited consolidated financial statements in its public filings with the SEC.
          Furthermore, despite its determination that these business operations are not material, the Company has, in the interest of complete disclosure in the Form 10-Q for the quarter ended September 30, 2005, voluntarily announced that its independent, foreign subsidiaries have initiated a process to prohibit any business activity that directly or indirectly involves or facilitates transactions in Iran, in Sudan or with their governments, including government-controlled companies outside of these countries. It is expected that implementation of this process should be substantially complete by the end of 2006 and should substantially decrease revenues and assets in these countries during that period. After completion of this process, the Company expects that its business operations in Iran and Sudan will cease. The commencement of this process and its expected result are not considered material events that would cause reported financial information to not be necessarily indicative of the Company’s future operating results or financial condition. Similarly, it is not expected to have a material impact on the Company’s consolidated financial statements.
2. With a view to disclosure, please address the materiality of your operations in, and contacts with, Iran, Sudan and Syria, particularly in light of the fact that these countries are identified as state sponsors of terrorism by the U.S. State Department, and are subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control and export controls administered by the Commerce Department’s Bureau of Industry and Security. In this regard, we note the following reference in the second to last paragraph on page 26 of your Form 10-K; “additional restrictions on doing business in countries subject to sanctions.” Your analysis should address any operational or compliance difficulties associated with your operation in, or contact with, Iran, Sudan and Syria. Discuss also whether your operations in, or contacts with, Iran, Sudan and Syria constitute a material investment risk for your security holders.
          As stated in the Company’s response to comment 1 above, the Company does not believe its business activities, including those independently conducted by its foreign subsidiaries, in Iran, Sudan and Syria are material to the Company’s business. Baker Hughes is aware that, as indicated in the Staff’s letter, operations in Iran, Sudan and Syria are subject to U.S. regulations that restrict certain conduct by U.S. persons or transactions involving U.S. goods, software or technology in or with these countries. Although operations in the specified countries are not material, Baker Hughes has a strict policy of full compliance with U.S. law in all foreign countries in which it operates and has programs and procedures in place for compliance with U.S. laws, including the Company’s Business Code of Conduct. The Company requires all employees to adhere to the letter and the spirit of these restrictions and prohibitions.
          Baker Hughes does refer to additional restrictions on doing business in countries subject to sanctions as a potential risk factor for its security holders even though current operations in Iran, Sudan and Syria are not material. This risk factor is identified because future additional or new restrictions on doing business in countries that are currently, or that in the future could be, subject to sanctions may impact business in a manner that possibly could be material.
          Furthermore, the Company confirms there are no material operational or compliance costs associated with any operations in Iran, Sudan and Syria. In addition, because these operations are not material and because the foreign subsidiaries have initiated a process to prohibit their activities in Iran and Sudan, the Company does not believe the operations and contacts in the specified countries constitute a material investment risk for our security holders. Thus, the Company believes its disclosure is appropriate.
3. In addition to quantitative factors, your materiality analysis should address qualitative factor[s] that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Illinois, New Jersey and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran, Sudan and Syria.
          The Company acknowledges it is required to disclose information that a reasonable investor would think is material in light of the circumstances under which the disclosures are made (including the total mix of information). The Company believes its operations in or with Iran, Sudan and Syria, even when aggregated, do not have a material impact on the Company’s reputation or share value. The Company’s belief is supported by quantitative factors, such as the fact that the Company’s total business revenue from Iran, Sudan and Syria is not material, and qualitative factors, such as an expectation that the disclosed process initiated by Baker Hughes’ independent, foreign subsidiaries to prohibit their operations in Iran and Sudan will not be viewed by the states and educational institutions mentioned in comment 3 as a negative qualitative factor.
          Separately, another qualitative factor supporting the Company’s analysis is that risk factors related to our business have been disclosed. Such disclosure apprises an investor in Baker Hughes of the existence of risk in foreign operations, including the following as referenced in comment 2 (see p. 26 of Form 10-K filed March 1, 2005):
Litigation and changes in laws or regulatory conditions — the potential for unexpected litigation or proceedings; the legislative, regulatory and business environment in the U.S. and other countries in which we operate; outcome of government and internal investigations and legal proceedings; new laws, regulations and policies that could have a significant impact on the future operations and conduct of all businesses; changes in export control laws or exchange control laws; additional restrictions on doing business in countries subject to sanctions; changes in laws in Russia or other countries identified by management for immediate focus; changes in accounting standards; changes in tax laws or tax rates in the jurisdictions in which we operate; resolution of audits by various tax authorities; ability to fully utilize our tax loss carryforwards and tax credits.
          Despite extensive disclosure of foreign operations worldwide, the Company has never received a shareholder proposal for inclusion in its proxy statement regarding business operations in foreign countries that are identified as state sponsors of terrorism or subject to economic sanctions, and, to its knowledge, the Company has had very few inquiries from investors for such information. Even if shareholder activism were to include the Company, such action would not be expected to have a material impact on the Company’s operations or profitability.

          The Company does appreciate the policy concerns expressed by the states and educational institutions mentioned in comment 3; however, the Company respectfully does not believe the securities laws necessitate revisions to its disclosure at this time.
Other
          As referenced in the Staff’s letter, Baker Hughes acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings. The Company acknowledges that Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action regarding the filings. The Company also represents that Staff comments may not be asserted as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.
          The Company believes it has responded appropriately to each of the Staff’s comments contained in the Staff’s letter dated December 29, 2005. Please do not hesitate to call William Marsh, Deputy General Counsel of Baker Hughes Incorporated, at 713.439.8709 or our outside counsel, Christine LaFollette, with Akin Gump Strauss Hauer & Feld LLP, at 713.220.5896 with any questions or requests.

Sincerely yours, Baker Hughes Incorporated
/s/ Alan R. Crain
Alan R. Crain
Vice President and General Counsel

cc:	Roger Schwall, Securities and Exchange Commission
Chad Deaton, Chairman and Chief Executive Officer, Baker Hughes Incorporated
George S. Finley, Senior Vice President — Finance and Administration and Chief Financial
Officer, Baker Hughes Incorporated
Christine LaFollette, Akin, Gump, Straus, Hauer & Feld LLP

December 29, 2005
Via Facsimile (713) 439-8699 and U.S. Mail
Chad C. Deaton
Chief Executive Office
Baker Hughes, Inc.
3900 Essex Lane, Suite 1200
Houston, Texas

Re:	Baker Hughes, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed September March 1, 2005
Form 10-Q for the Quarter Ended September 30, 2005
Filed October 28, 2005
File No. 001-09397
Dear Mr. Deaton:
          We have limited our review of the above filings to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and we will make no further review of the filings. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information so that we may better understand your disclosure. Please be as detailed as necessary in the explanation you provide for these comments. After reviewing this information, we may or may not raise additional comments.
          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1.	We note from the last paragraph on page 21 of your Form 10-Q for the quarter ended September 30, 2005 that your “independent foreign subsidiaries initiated a process to prohibit any business activity that directly or indirectly involves or facilitates transactions in Iran, Sudan or with their governments, including government-controlled companies operating outside of these countries.” We also note media statements indicating that you have operations in Iran, and may have operations in Syria. Please describe for us the nature and extent of your current, historical and anticipated operations in, or contacts with, Iran, Sudan and Syria, including the approximate amount of related annual revenues and assists, whether through independent subsidiaries, joint ventures, affiliates or other direct or indirect arrangements.

2.	With a view to disclosure, please address the materiality of your operations in, and contacts with, Iran, Sudan and Syria, particularly in light of the fact that these countries are identified as state sponsors of terrorism by the U.S. State Department, and are subject to economic sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control and export controls administered by the Commerce Department’s Bureau of Industry and Security. In this regard, we note the following reference in the second to last paragraph on page 26 of your Form 10-K; “additional restrictions on doing business in countries subject to sanctions.” Your analysis should address any operational or compliance difficulties associated with your operation in, or contact with, Iran, Sudan and Syria. Discuss also whether your operations in, or contacts with, Iran, Sudan and Syria constitute a material investment risk for your security holders.

3.	In addition to quantitative factors, your materiality analysis should address qualitative factor[s] that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon your reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. Illinois, New Jersey and Oregon have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Harvard University, Stanford University and Dartmouth College have all adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies operating in Iran, Sudan and Syria.
          Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please file your response letter on EDGAR.
          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
          In connection with responding to our comments, pleas provide, in writing, a statement for the company acknowledging that:
          the company is responsible for the adequacy and accuracy of the disclosure of the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
          Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

Sincerely,
/s/ Cecilia D. Blye
Cecilia D. Blye, Chief
Office of Global Security Risk

Cc:	Roger Schwall
Assistant Director
Division of Corporation Finance